UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Name of Issuer)

American Depositary Shares, each representing ten Series B Shares

(Title of Class of Securities)

40051E202

(CUSIP Number)

Ligia C. González Lozano, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: + (52 55) 5133-2500

With a copy to:

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 April 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Grupo ADO, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,918,290
8	SHARED VOTING POWER 22,950,000
9	SOLE DISPOSITIVE POWER 36,918,290
10	SHARED DISPOSITIVE POWER 22,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,868,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Remer Soluciones a la Inversión, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,918,290
8	SHARED VOTING POWER 22,950,000
9	SOLE DISPOSITIVE POWER 36,918,290
10	SHARED DISPOSITIVE POWER 22,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,868,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96%
14	TYPE OF REPORTING PERSON (see instructions) CO

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to American Depositary Shares, each representing ten Series B shares, without par value (the “Series B Shares”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Issuer”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, dated January 3, 2012 (the “Initial Statement”), the Amendment No. 1 to Schedule 13D, dated January 13, 2012, the Amendment No. 2 to Schedule 13D, dated March 12, 2012, and Amendment No. 3 to Schedule 13D, dated November 12, 2013 (together with the Initial Statement, the “Amended Schedule 13D”), filed by Grupo ADO, S.A. de C.V. (“ADO”) and Remer Soluciones a la Inversión, S.A. de C.V.  (“Remer Soluciones”), each a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The information set forth in Item 4 is incorporated by reference in this Item 3.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On April 27, 2015, Remer Soluciones exercised its option to acquire an additional 1% interest in the outstanding shares of ITA at a purchase price of $4,550,849.93 USD (the “2015 ITA Purchase”).  The purchase price is to be paid with cash on hand.  There are no material conditions to the closing of such purchase, and the purchase is scheduled to settle on or around May 12, 2015.  As a result of the purchase described herein, Remer Soluciones will own shares of ITA representing 50% of the total outstanding shares of ITA and may be deemed to have shared voting and dispositive power over the 22,950,000 Series BB Shares held by ITA.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.

(a) –(b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Grupo ADO, S.A. de C.V. (through Remer Soluciones a la Inversión, S.A. de C.V.)	59,868,290 (1)	19.96%(2)	36,918,290	22,950,000	36,918,290	22,950,000

Remer Soluciones a la Inversión, S.A. de C.V.	59,868,290 (1)	19.96%(2)	36,918,290	22,950,000	36,918,290	22,950,000
________________

(1)
The Reporting Persons may be deemed, for U.S. federal securities law purposes, to be the beneficial owners of 59,868,290 Series B Shares consisting of: (a) 36,918,290 Series B Shares acquired pursuant to the Stock Purchase Agreement, and (b) the 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. The Reporting Persons may be deemed to have shared voting and dispositive power over the Series BB Shares held by ITA.  The Reporting Persons disclaim beneficial ownership of the Series BB Shares held by ITA, except to the extent of their pecuniary interest therein.  As of the settlement of the 2015 ITA Purchase,  Remer Soluciones will have a pecuniary interest in 11,475,000 of the 22,950,000 Series BB Shares held by ITA (representing its ownership of 50% of the total outstanding shares of ITA).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Series B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
The beneficial ownership percentage is based on 277,050,000 Series B Shares of the Issuer outstanding, as reported by the Issuer on Form 20-F for the year ended December 31, 2014, filed on April 13, 2015, and takes into account the 22,950,000 Series B Shares issuable upon conversion of the 22,950,000 Series BB Shares held by ITA.

(c)  Except as set forth in this Amended Schedule 13D, no Reporting Person or, to the knowledge of the Reporting Persons, any of the Related Persons or the Remer Related Person, has engaged in any transaction during the past 60 days involving securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares of the Issuer referred to in this Item 5. With respect to the Series BB Shares, besides the Reporting Persons, the other shareholders of ITA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series BB Shares of the Issuer.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2015                                                                               Grupo ADO, S.A. de C.V.

/s/ Ligia C. González Lozano
Name:   Ligia C. González Lozano
Title:   General Counsel

Date:  May 1, 2015                                                                            Remer Soluciones a la Inversión, S.A. de C.V.

/s/ Francisco Javier Moncada Gutiérrez
Name: Francisco Javier Moncada Gutiérrez
Title:  Sole Director